EXHIBIT 99.2

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2017 Page 1

The following discussion and analysis of the operations, results, and financial position of Coral Gold Resources Ltd. (the “Company” or “Coral”) should be read in conjunction with the Company’s audited consolidated financial statements for the year ended January 31, 2017 and the notes thereto.

This Management Discussion and Analysis (“MD&A”) is dated May 31, 2017 and discloses specified information up to that date. Coral is classified as a “venture issuer” for the purposes of National Instrument 51-102. The Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Unless otherwise cited, references to dollar amounts are Canadian dollars.

Throughout this report we refer to “Coral”, the “Company”, “we”, “us”, “our”, or “its”. All these terms are used in respect of Coral Gold Resources Ltd. We recommend that readers consult the “Cautionary Statement” on the last page of this report. Additional information relating to the Company is available on SEDAR at www.sedar.com and the Company’s website at www.coralgold.com.

Business Overview

The Company is an exploration stage entity whose principal business activities are the acquisition, exploration, and development of mineral properties. The Company’s mining claims are located in the states of Nevada and California in the United States. The Company’s present principal exploration activities have been focused on the Robertson mining claims located in Crescent Valley, Nevada. The Company is a reporting issuer in British Columbia, Alberta, and Ontario, a foreign issuer with the United States Securities & Exchange Commission, and trades on the TSX Venture Exchange under the symbol CLH, on the OTC PINK under the symbol CLHRF, and on the Berlin & Frankfurt Stock Exchanges under the symbol GV8.

The Consolidated Financial Statements reflect the financial position and results of operations of Coral and its active US subsidiary, Coral Resources, Inc. All material intercompany transactions have been eliminated.

Overall Performance

The following is a summary of significant events and transactions during the year ended January 31, 2017 and to the date of this MD&A:

Robertson Property, Nevada

Coral’s Robertson property is an advanced stage exploration project located along the Battle Mountain/Cortez Gold trend in north-central Nevada and immediately adjacent to the Pipeline gold mine. Over the past 25 years, Coral Gold and various joint venture partners have spent more than $25 million exploring the Robertson property.

In that time an extensive database comprised of 533,453 feet of drilling through 1,160 drill holes and 101,757 gold assays has outlined 10 gold zones.

In January 2012, Coral's independent engineering firm, Beacon Hill Consultants (1988) Ltd. (“Beacon Hill”) published a Preliminary Economic Assessment (“PEA”) on 3 of the 10 known gold zones and determined that the Robertson Property is one of merit that warrants further development. The report also contained a current mineral resource estimate.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2017 Page 2

In mid-2010, exploration of the property was essentially halted by the BLM, who required Coral to submit a new Environmental Assessment before approving Coral’s new plan of operations. The situation, which is outlined below, was resolved in September 2013 after considerable expense and delayed progress.

In March 2014, Coral signed an Option, Joint Venture, and Private Placement agreement with Barrick Gold Exploration Inc. ("Barrick Gold") and Barrick Gold Corporation ("Barrick") on the Gold Ridge property. This property had previously been considered part of the Robertson property, but was partitioned for the sake of the exploration agreement. During 2014, Barrick drilled 3 holes at Gold Ridge.

Proposed Sale of the Robertson Property to Barrick

On June 21, 2016, Coral announced that it had entered into a purchase and sale agreement (the “Agreement”) with Barrick Cortez Inc. (“Barrick”), a subsidiary of Barrick Gold Corp., for the sale of the Robertson Property in Lander County, Nevada, to Barrick in consideration of:

1.	The payment to Coral of US$15.75 million (Cdn $20.72 million based on the current exchange rate) in cash (the “Cash Consideration”) on closing;
2.	The return of 4,150,000 common shares of Coral held by Barrick (which represent approximately 8.5% of the Company’s basic common shares outstanding as of July 31, 2016) for cancellation by the Company (the “Share Reduction”); and
3.	A sliding scale 1% to 2.25% net smelter returns royalty (the “NSR”) on the Robertson Property, payable quarterly, subject to potential advance royalty payments as outlined below, as well as a right of first refusal enabling Barrick to acquire the NSR in the event that the Company wishes to sell the NSR to any third party (the “Transaction”).

The sliding scale NSR rate will be determined based on the observed gold price during each quarterly period based on the average LBMA Gold Price PM during the quarterly period, as follows:

Average Gold Price/Oz During the Quarter (USD)	Applicable NSR Royalty Rate
Up to and including $1,200.00	1.00%
$1,200.01 to $1,400.00	1.25%
$1,400.01 to $1,600.00	1.50%
$1,600.01 to $1,800.00	1.75%
$1,800.01 to $2,000.00	2.00%
Over $2,000.00	2.25%

Pursuant to the Agreement, in the event that the Robertson Property is not placed into production by December 31, 2023, then beginning on January 1, 2024, and continuing on an annual basis thereafter until the earlier of (i) the date commercial production commences and (ii) January 2, 2033, Barrick will make advance royalty payments to Coral Gold of US$0.5M, which will be non-refundable and fully credited against any future obligations under the NSR.

Barrick will also assume liabilities relating to the Robertson Property, and will provide replacement security for the reclamation bond.

Completion of the Transaction is subject to customary closing conditions, including TSX Venture Exchange acceptance and the approval of the shareholders of the Company by special resolution. The board of directors of Coral (the “Board”) has considered all relevant factors and unanimously determined that the Transaction is in the best interests of the Company and its shareholders. The Company has held a general meeting of shareholders on July 22, 2016, in which the sale of the Robertson Property was approved by 99.65% of votes.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2017 Page 3

The Robertson Property to be purchased by Barrick includes the properties also known as the Core, Gold Ridge, Excluded, and the RUF mining claims, but does not include the properties known as the Norma, Sass, Eagle, and JDN mining claims, which will remain the property of Coral. The Robertson Property is located in eastern Lander County, Nevada, sixty miles southwest of Elko. The property spans approximately 8,480 acres, comprised of 415 claims and 9 patented claims. Consolidation of the ownership of the Robertson Property will allow the project to benefit from Barrick’s Cortez operation.

Environmental Assessment (“EA”)

In April 2010, SRK Consulting (US) Inc. (“SRK”), Coral’s environmental compliance and permitting consultants, submitted an amended Plan of Operation ("APO") to the Bureau of Land Management (BLM) and the Nevada Department of Environmental Protection (NDEP) to allow the Company to carry out its work plan. A setback occurred when the BLM declined the drilling permit application because Coral’s existing EA (circa 1980's) was out of date. Realizing the importance to the Company of the ability to keep drilling, the BLM suggested withdrawing the APO, and reverting back to a previous APO from 2007 that allowed the Company to drill on certain areas of the property without any amendments.

In June 2010, the original APO was withdrawn. The Company immediately commissioned SRK to commence work on the new EA, which was to include archeological and endangered species studies, as well as addressing a number of other environmental issues. While the completion of the new comprehensive EA has delayed certain parts of the drill program, Coral stands by its ongoing commitment to sound environmental management.

The BLM accepted the fifth submission of the 2010 APO, and a kick off meeting was held on July 20, 2011. The meeting outlined the need for a new EA. In particular, the various categories to be studied in the EA – cultural, wild life, native religions, hazmat, paleontology, range management, noxious weeds, air quality, hydrology, riparian zones, migratory birds, environmental justice, and socio economic issues.

Studies had been in progress since November 2010, but the EA did not officially start until July 2011. The cultural studies were done by Kautz Environmental Consultants, Inc. (“Kautz and Co.”) of Reno, Nevada. Most of the other studies are by SRK out of Elko, Nevada who have overseen the entire environmental assessment.

As Coral anticipated, the work did not locate native religious sites or burial grounds, but the ghost mining town of Tenabo has required a detailed study.

By July 13, 2012, the baseline vegetation and wildlife field work had been completed and the baseline studies report was submitted to the BLM. The BLM's response to Coral’s baseline studies was received on July 27, 2012 and delivered to SRK, who have since supplied a response to the modifications to the baseline studies required by the BLM. SRK reported that responses from all the various questions on vegetation, wildlife, air quality, and Native American specialists had been received. As a result the Cumulative Effects Study Area (CESA) was enlarged and SRK completed the cumulative analysis, which is the final stage of the EA.

On September 24, 2012, Coral announced that SRK had completed and submitted the EA to the BLM. In September 2013, Coral received a notice from the BLM, which included the Decision on the Robertson Project Amendment to the Exploration Plan of Operations and Reclamation Permit Application and also the Finding of No Significant Impact (“FONSI”).

On January 13, 2014, Coral announced that it has received notice from the Bureau of Mining Regulation and Reclamation (BMRR) of the State of Nevada that the Plan of Amendment for Coral Resources Inc.'s Robertson Project has been approved. The BMRR has sent the revised Reclamation Permit to Coral.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2017 Page 4

Current Resources

Coral's current inferred resource estimate at the Robertson property core claims was calculated in the 2012 PEA Report by Beacon Hill. Gold ounces were calculated on the basis of US$1,350/oz Au and 70% Au recovery. The 0.0067 oz Au/t cut-off grade utilized to report the resource was derived from a mining cost of US$1.02/ton, processing cost of US$5.00/ton and waste cost of US$1.14/ton. The mineral resources in the table below were estimated using the CIM Standards on Mineral Resources and Reserves:

Zone	Tons	Ounces per Ton	Ounces of Au (Inferred)

39A	26,779,714	0.0230	615,933
GP Oxide	21,939,550	0.0127	278,632
GP Sulphide	48,759,224	0.0119	580,235
Porphyry Oxide	59,707,994	0.0137	818,000
Porphyry Sulphide	9,817,623	0.0132	129,593
Altenburg Hill Oxide	23,170,083	0.0131	303,528
Altenburg Hill Sulphide	178,279	0.0087	1,551
Triplett Gulch Sulphide	678,279	0.0152	10,310
East Zone Sulphide	694,672	0.0171	11,879
Total	191,725,418	0.0143	2,749,661

Note: Mineral resources that are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues. The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred resources as an Indicated or Measured mineral resource and it is uncertain if further exploration will result in upgrading them to the Indicated or Measured mineral resource category.

Preliminary Economic Assessment (“PEA”)

In 2010, Coral commissioned Beacon Hill to commence a PEA that would meet the NI 43-101 standard on three of its gold deposits located on the Robertson Property. The report was finalized and made public in late January 2012 (See news release dated January 18, 2012).

In completing the study, Beacon Hill used the services of Knight Piésold Ltd., SRK Consulting (U.S.) Inc., Kaehne Consulting Ltd., Kirkham Geosystems Ltd., R. McCusker, P.Geo., and F. Wright Consulting Inc. There are a number of deposits located on the Robertson property; however, Altenburg Hill, Porphyry, and Gold Pan are advanced development zones and are the subject of this PEA and based upon a combination of open pit mining methods and cyanide heap leach.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2017 Page 5

The results of the evaluation are as follows:

Resources and Mining

•	Est. inferred resources at a cut-off of 0.005 oz. Au/t	78.2 million tons grading 0.0138 oz. Au/t
•	In situ gold	1,080,900 oz.
•	Development period to construction decision	5 years
•	Mine life	10.5 years
•	Average production rate	21,300 tpd
•	Ore to waste Strip Ratio	0.6:1
•	Leach recovery HG cut off 0.0147 oz. Au/t	67%
•	Leach recovery LG cut off 0.005 to 0.0147 oz. Au/t	45%
•	Saleable gold	608,000 oz.

Note:	Mineral resources that are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues. The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred resources as an Indicated or Measured mineral resource and it is uncertain if further exploration will result in upgrading them to the Indicated or Measured mineral resource category.

Economics

Two alternatives were reviewed: owner operated and contractor operated. The results shown are after tax. Taxes are considered indicative only.

Description	Owner Operated	Contractor Operated
	US$ millions	US$ millions
Development Cost	16.5	16.5
Initial Capital Cost	122.1	97.0
Ongoing Capital Cost	54.2	26.1
Average Operating Cost US$/ton mined	5.28	6.45

Results of Economic Analysis at Various Gold Prices (Owner Operated)

Gold Price US$/oz	IRR %	NPV undiscounted US$ million	NPV discounted 5% US$ million	Payback Period Years
1,350	15.44	180.6	96.2	5.91
1,500	20.13	247.2	147.1	4.72
1,750	27.40	358.3	230.7	3.91

Results of Economic Analysis at Various Gold Prices (Contactor Operated)

Gold Price US$/oz	IRR %	NPV undiscounted US$ million	NPV discounted 5% US$ million	Payback Period Years
1,350	15.43	159.4	85.4	5.94
1,500	20.96	226.4	135.9	4.86
1,750	29.18	337.8	219.7	3.82

Note:	It should be noted that the economic analysis of this deposit is based upon the expenditures from the time a construction decision is made, and that all development costs to that point have been considered as sunk costs whether they have been expended or not at this time.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2017 Page 6

The PEA is considered preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Mineral resources that are not mineral reserves have not yet demonstrated economic viability. Due to the uncertainty that may be attached to the inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration or mineral reserves once economic considerations are applied. Therefore, there is no certainty that the production profile concluded in the PEA will be realized.

The PEA indicates that the Robertson Property is one of merit that warrants further development. The first phase of this development is recommended to be exploration drilling, metallurgical test work, environmental studies, and permitting and completion of a prefeasibility study. The cost of this work is estimated to be US$7.9 million as shown below.

Summary of Expenditures to Completion of Prefeasibility

Description	Estimated Cost $
Royalty and Regulatory Fees	351,680
Exploratory and definition drilling	2,817,000
Metallurgical test work program	900,000
Environmental program	1,826,138
Preliminary Feasibility Study	1,495,000
Contingency	510,182
Total	7,900,000

Exploration and definition drilling consists of the following:

The Phase I should consist of drilling 40 HQ diameter diamond core holes and 42 RC holes having an average depth of 400-500 ft and totaling about 40,000 ft in the;

1.	Porphyry Zone: “Twinning” 10 percent (20 holes) of the historic drill holes by diamond core drilling to determine if “historic” Amax drilling data can be used with confidence to upgrade the level of confidence in the resources. In addition, a further 17 RC holes, totaling about 7,600 ft, to be drilled along the west and south boundaries of the Porphyry Zone to test for possible extensions to mineralization.

2.	Altenburg Hill/South Porphyry Area: Twenty-five RC holes totaling 12,400 ft.

3.	Gold Pan Zone: Twenty wide-spaced diamond core holes totaling 10,000 ft to verify continuity and grade returned in historic drilling.

4.	Altenburg Hill/South Porphyry: Based on results on the Phase I RC drilling follow up diamond core drilling (20 holes) is to be conducted in this area

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2017 Page 7

The proposed metallurgical test work consists of variability testing, and will be performed on samples obtained both spatially and at depth for the oxide and transition to sulfide ore zones. This work will encompass;

•	preparation of composite material representing larger zones of each deposit to define the crush size and other process conditions;
•	crushing work index and abrasion testing;
•	mineralogical evaluation of column feed and products;
•	extensive column work to determine optimum crush size and other process conditions;
•	similar testing as was performed on oxide materials to be done on sulfide and transition zone materials;
•	additional processing parameters to be investigated including reagent use and concentrations;
•	leach evaluation on material that is below the cut-off grades of the various deposits, which was classified as waste based on dump leaching of run of mine, low grade materials;
•	Laboratory test work on up to 10 tonnes of 100% minus 300 mm (~12”) feed.

Note also that the PEA concerns only the relatively shallow portions of these three deposits: Gold Pan, Porphyry and Altenburg Hill. Other deposits such as Distal, 39A, Triplet Gulch, and a zone to the east of Gold Pan were not part of this study. However, all deposits form part of the 2011 calculation of the resources by Beacon Hill using a base case of US$1,350 per ounce (Inferred mineral resource of 191 million tonnes at 0.0143 oz Au/ton containing a total of 2.741 million ounces). It should be noted that the resources are reported with consideration for their reasonable expectation of economic extraction as defined using an optimized pit shell.

The PEA also shows the logistical advantages of the Robertson Property, namely:

•	Nevada State Highway 305, a paved all weather road, which is the main access to Barrick’s Cortez Operations (adjoins the Robertson Property to the south), crosses the south east corner of the property;
•	A network of gravel roads gives easy access to the gold resources at the Robertson Property;
•	The gold resources are on the south east edge of the Shoshone Range. The leach pads can be built on the basinal flat land, only a short haul from the planned pits;
•	The electric power transmission line that supplies Cortez parallels State Highway 306, and crosses the Robertson Property. The proposed gold recovery plant would be built adjoining the power transmission line (i.e. internal power lines will be very short);
•	Workers at Cortez are bussed from Elko for a 12 hour shift, four days per week. Personnel at the Robertson Property would enjoy a slightly shorter commute from Elko, or, alternatively, they could live in Crescent Valley, Nevada, which is eight miles away on the State Highway 306.

Outlook

As a result of the expected sale of the Robertson gold property (and associated royalty agreement) to Barrick, Coral is refining its vision and focus on gold exploration in Nevada. The Company is well-positioned to pursue a number of growth opportunities now under consideration by management.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2017 Page 8

Selected Annual Information

The following financial data is derived from the Company’s audited consolidated financial statements for the three recently completed financial years:

Year ended	January 31, 2017	January 31, 2016	January 31, 2015
Revenue	$-	$-	$-
Loss before other items and taxes	(580,066)	(642,193)	(538,469)
Income (loss) for the year	(981,139)	50,521	527
Income (loss) per share	(0.02)	0.00	0.00
Total assets	19,641,035	20,088,148	20,275,844
Total liabilities	1,793,502	1,413,790	2,011,063
Working capital (deficiency)	(117,528)	470,078	11,324

The Company had a net loss of $981,139 for the year ended January 31, 2017 as compared to a net income of $50,521 for the year ended January 31, 2016. The change from a net income in 2016 to a net loss in 2017 is primarily due to changes in deferred income tax expense. Deferred income taxes increased by $1,093,000, from a $670,000 tax recovery in 2016 to an expense of $423,000 in 2017 primarily due to temporary differences on deferred income tax assets and liabilities. Share-based payments were $7,865 during the year ended January 31, 2017 compared to $157,142 for the year ended January 31, 2016, because there were no stock options granted, and a lower number of options vested, during the current year. During the year ended January 31, 2016, the Company recorded an impairment charge on exploration and evaluation assets of $212,519, whereas there was no corresponding expense in the year ended January 31, 2017.

During the year ended January 31, 2017, the Company did not perform any raises of financing in order to cover operating costs, as there were two non-brokered private placements raising gross proceeds of $250,000 that occurred during the year ended January 31, 2016, as well as a private placement raising gross proceeds of $705,500 occurring during the year ended January 31, 2015. As a result of no financings being performed in the current year, working capital decreased in the current year in comparison to the comparative prior years. The majority of the Company’s expenditures relates to exploration activities, and is capitalized in accordance with the Company’s accounting policy and included in exploration and evaluation assets. Consequently, a significant amount of the Company’s working capital used throughout the years is converted from a current asset to a long-term asset as opposed to appearing on the Statement of Operations and Comprehensive Loss.

The Company continues to maintain reclamation bonds with the State of Nevada, which have a carrying value of $83,277 at January 31, 2017 as compared to $89,638 at January 31, 2016, a decrease of $6,361. During the year ended January 31, 2016, the Company recovered $571,497 (US$452,172) in reclamation bonds. Instead of the bonds, the Company obtained a surety bond in the amount of US$452,172. Based on the nature of the surety bond, no amount is held until settlement. The Company plans to fulfill its obligation.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2017 Page 9

Results of Operations

Summary of Quarterly Results

	2017	2016	2016	2016	2016	2015	2015	2015
Period ended	Jan 31 Q4	Oct 31 Q3	Jul 31 Q2	Apr 30 Q1	Jan 31 Q4	Oct 31 Q3	Jul 31 Q2	Apr 30 Q1
	$	$	$	$	$	$	$	$
Revenue	-	-	-	-	-	-	-	-
Income/ Loss for the period	(605,720)	(94,771)	(223,641)	(57,007)	379,529	(77,821)	(213,795)	(37,392)
Income/ Loss per Share	(0.01)	(0.00)	(0.00)	(0.00)	0.01	(0.00)	(0.00)	(0.00)
Total Assets	19,641,035	19,882,670	20,058,446	20,020,724	20,088,148	20,274,214	20,264,237	20,273,808

Quarterly costs fluctuate with non-cash items such as share-based payments, gains and losses on the sale of investments, deferred income tax, and foreign exchange variances.

Because the Company has not generated any income in recent years, total assets trend downward during the periods when no new funds are raised. However, the majority of expenditures are capitalized as exploration and evaluation assets. Therefore, total asset value does not decrease as dramatically as working capital will. When there is a sharp increase in total assets, it is often because cash was raised through the issuance of new equity shares.

During the quarter ending January 31, 2017 and 2016, the Company recognized a deferred income tax expense of $423,000, and recovery of $670,000, respectively. Income tax expense/recovery fluctuates yearly depending on the timing of expiration of U.S. tax loss carryforwards of the U.S. subsidiary, fluctuations in foreign exchange and difference in accounting and tax treatment of mineral properties.

During the quarter ended January 31, 2016, the Company determined that the six lode mining claims that were leased under the Breckon Lease June Claims were insignificant to the property and did not warrant additional expenditure for lease payments and claims maintenance. The value attributed to the claims of $212,519 was written-off as a charge to operations and is included in net loss in the period.

During the quarters ended January 31, 2016 and October 31, 2015, the Company closed two private placements raising gross proceeds of $75,000 and $175,000, respectively, by issuing 1,500,000 and 3,500,000 units, respectively, at a price of $0.05 per unit. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant entitles the investor to purchase one additional common share of the Company’s equity at a price of $0.10 per share for a term of two years, expiring on January 14, 2018 and September 10, 2017.

During the quarter ended July 31, 2015, the Company extended the expiry date of 3,649,500 warrants, and recorded $143,697 in share-based payments in relation to the extension.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2017 Page 10

Three months ended January 31, 2017 compared with the three months ended January 31, 2016

	2017	2016	Note

Operating and Administrative Expenses
Consulting fees	$-	$-
Depreciation	552	573
Directors’ fees	4,500	4,500
Finance costs	4,691	4,689
Investor relations	13,420	1,150	1
Impairment of exploration and evaluation assets	-	212,519	2
Professional fees	124,638	13,904	3
Regulatory and compliance fees	2,153	4,985
Management fees	7,500	7,500
Office and miscellaneous	10,460	2,827
Salaries and benefits	23,418	21,361
Share-based payments	-	9,604	4
Travel	4,497	659	5
	195,829	284,271
Loss before other items and tax	(195,829)	(284,271)
Other Income
Interest and other income	10	13
Foreign exchange gain (loss)	13,099	(6,213)
Loss Before Income Tax	(182,720)	(290,471)
Deferred income tax recovery (expense)	(423,000)	670,000	6
Net Income (Loss) for the Period	(605,720)	379,529	7
Other Comprehensive Income (Loss)
Items that may be reclassified subsequently to income or loss
Unrealized loss on available for sale securities	(7,307)	(35,200)
Comprehensive Income (Loss) For the Period	$(613,027)	$344,329
Income per Share - Basic and Diluted	$0.01	$0.01

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2017 Page 11

1.	Investor relations expenses for the three months ended January 31, 2017, were $13,420 compared to $1,150 in the comparative quarter, an increase of $12,270. The increase in investor relations expenses is due to the Company’s ongoing branding and marketing materials updates.

2.	As at January 31, 2016, the Company determined that the six lode mining claims that were leased under the Breckon Lease June Claims were insignificant to the property and did not warrant additional expenditure for lease payments and claims maintenance. The value attributed to the claims of $212,519 was written-off as a charge to operations in the three months ended January 31, 2016. There were no impairment write-downs in the three months ended January 31, 2017.

3.	Professional fees for the three months ended January 31, 2017 were $124,638 compared to $13,904 in the comparative quarter, an increase of $110,734. The increase for the current quarter relates to the professional expenses incurred in ongoing negotiations regarding the sale of the Robertson Property.

4.	Share-based payment expenses for the three months ended January 31, 2017 were $Nil compared to $9,604 during the quarter ended January 31, 2016. The decrease in the current period is due to the vesting of a lower number of stock options than in the comparative period.

5.	Travel expenses increased by $3,838 to $4,497 in the quarter ended January 31, 2017 compared to $659 in the comparative quarter 2016. The increase in expenses is mainly due to travel associated with the ongoing negotiation regarding the potential sale of the Robertson Property.

6.	Deferred income tax expense for the three months ended January 31, 2017 was $423,000 compared to a recovery of $670,000 for the three months ended January 31, 2016. Income tax expense/recovery fluctuates yearly depending on the timing of expiration of U.S. tax loss carryforwards of the U.S. subsidiary, fluctuations in foreign exchange and difference in accounting and tax treatment of mineral properties.

7.	As a result of the foregoing, net loss for the quarter ended January 31, 2017 was $605,720 compared to net income of $379,529 for the quarter ended January 31, 2016, a decrease in income of $226,191.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2017 Page 12

Year ended January 31, 2017 compared with the year ended January 31, 2016

	2017	2016	Note

Operating and Administrative Expenses
Consulting fees	$17,915	$2,663	1
Depreciation	2,207	2,290
Directors’ fees	18,000	18,000
Finance costs	18,240	17,389
Impairment of exploration and evaluation assets	-	212,519	2
Investor relations	97,977	7,698	3
Management fees	30,000	30,000
Office and miscellaneous	40,029	10,632	4
Professional fees	215,740	67,295	5
Regulatory and compliance fees	23,327	39,491
Salaries and benefits	91,470	73,031
Share-based payments	7,865	157,142	6
Travel	17,296	4,043	7
	580,066	642,193
Loss before other items and tax	(580,066)	(642,193)
Other Income (Expenses)
Interest and other income	42	119
Gain on sale of investments	-	27,059
Gain on forgiveness of debt	-	5,250
Foreign exchange gain (loss)	21,885	(9,714)
Loss Before Income Tax	(558,139)	(619,479)
Deferred income tax recovery (expense)	(423,000)	670,000	8
Net Income (Loss)	(981,139)	50,521	9
Other Comprehensive Loss
Items that may be reclassified subsequently to income or loss
Unrealized gain (loss) on available for sale securities	40,449	(46,960)
Comprehensive Income (Loss)	$(940,690)	$3,561
Income per Share - Basic and Diluted	$(0.02)	$0.00

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2017 Page 13

1.	Consulting fees for the year ended January 31, 2017 were $17,915 compared to $2,663 in the comparative period, an increase of $15,252. The higher costs in the current year related to consulting services provided to the Company in relation to marketing materials and the Company’s Annual General Meeting.

2.	As at January 31, 2016, the Company determined that the six lode mining claims that were leased under the Breckon Lease June Claims were insignificant to the property and did not warrant additional expenditure for lease payments and claims maintenance. The value attributed to the claims of $212,519 was written-off as a charge to operations in the year ended January 31, 2016. There were no impairment write-downs in the fiscal year ended January 31, 2017.

3.	Investor relations expenses for the year ended January 31, 2017 were $97,977 compared to $7,698 for the prior year, an increase of $90,279. The higher costs reflect the Company continued efforts to increase its investor communications program in relation to the sale of the Robertson Property, and update its marketing materials for trade shows and other events..

4.	Office and miscellaneous expenses for the year ended January 31, 2017 were $40,029 compared to $10,632 during the year ended January 31, 2016, an increase of $29,397. The increase is primarily due to an increased share of the allocated IT and other office expenses as a result of increased investor relations and general company activity, as a result of the transaction with Barrick Gold

5.	Professional fees increased by $148,445 to $215,740 for the year ended January 31, 2017, compared to $67,295 for the comparative period 2016. The increase in expenses is mainly due to the ongoing renegotiation of property leases and title search for certain parts of the Robertson Property due to the sales agreement concerning the Robertson Property.

6.	Share-based payment expenses for the year ended January 31, 2017 were $7,865 compared to $157,142 for the year ended January 31, 2016, a decrease of $149,277. The higher share-based payments during the comparative period are mainly due to the extension of the expiry date for 3,649,500 share purchase warrants and the issuance of 1,420,000 stock options. In the current period, the expense relates solely to the vesting of stock options, as there were no warrants extended or new options issued.

7.	Travel expenses increased by $13,253 to $17,295 for the year ended January 31, 2017, compared to $4,043 for the comparative period 2016. The increase in expenses is mainly due to travel associated with the ongoing negotiation regarding the sale of the Robertson Property.

8.	Deferred income tax expense for the year ended January 31, 2017 was $423,000 compared to a recovery of $670,000 for the year ended January 31, 2016. Income tax expense/recovery fluctuates yearly depending on the timing of expiration of U.S. tax loss carryforwards of the U.S. subsidiary, fluctuations in foreign exchange and difference in accounting and tax treatment of mineral properties.

9.	As a result of the foregoing, net loss for the year ended January 31, 2017 was $981,139 compared to net income of $50,521 for the year ended January 31, 2016, a decrease in net income of $1,031,660.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2017 Page 14

Liquidity and Capital Resources

Currently, the Company has no operating income, but is earning interest income on its entire cash holdings. Historically, the Company has funded its operations through equity financings and the exercise of stock options and warrants.

During the year ended January 31, 2017 the Company incurred exploration expenditures of $124,822, and a deduction of $58,817 as a result of a change in estimate of reclamation provision,  increasing the Company’s mineral property carrying value on the Robertson Property by $18,562, as well as increasing the carrying value of the Norma Sass Property by $47,443. At January 31, 2017, the Company had a working capital deficiency of $117,528 and cash of $54,847.

During the year ended January 31, 2017, the Company received net proceeds of $41,467 through the issuance of shares from the exercise of options and warrants. These funds will be used to maintain administrative operations.

The Company is in the exploration stage. The investment in and expenditures on the mineral property comprise substantially all of the Company’s assets. The recoverability of amounts shown for its mineral property interest and related deferred costs are dependent upon the continued support of its directors, the discovery of economically recoverable reserves, and the ability of the Company to obtain the financing necessary to complete development and achieve profitable operations in the future. The outcome of these matters cannot be predicted at this time.

Mineral exploration and development is capital intensive, and in order to maintain its interest the Company will be required to raise new equity capital in the future. There is no assurance that the Company will be successful in raising additional new equity capital.

The change in cash flow activities can be summarized as follows:

	January 31, 2017	January 31, 2016

Operating activities	$(458,683)	$(210,046)
Investing activities	(126,658)	413,203
Financing activities	41,467	248,874
Effect of exchange rate fluctuations on cash and cash equivalents	(1,243)	358
Net change in cash	(545,117)	452,389
Cash and cash equivalents, beginning of period	599,964	147,575
Cash and cash equivalents, end of period	$54,847	$599,964

Cash used in operating activities is primarily comprised of operating and administrative expenses, as the Company is at the exploration stage and has no sources of revenue. The increase in cash used in operating activities during the year ended January 31, 2017 compared to the year ended January 31, 2016 is primarily due to a significant decrease of non-cash transactions, such as impairment charges or share-based payments during the year ended January 31, 2017, while during the year ended January 31, 2016, there were significant impairment charges recorded and share-based payments made.

The Company’s cash expenditures of $126,658 on exploration and evaluation assets account for all of the funds used in investing activities during the year ended January 31, 2017. During the comparative period, cash expenditures on exploration and evaluation activities were $191,679. During the year ended January 31, 2016, the Company also restructured its reclamation bonds, and recovered $571,497 cash for use in operations, and disposed of 79,071 shares of marketable securities for gross proceeds of $33,385, with no comparable transactions in the current period.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2017 Page 15

The Company’s proceeds from financing activities for the year ended January 31, 2017, consists solely of proceeds from the exercise of options and warrants. In the comparative period 2016, the Company’s proceeds from financing activities consisted solely of proceeds from non-brokered private placements of 5,000,000 units, with each unit consisting of a common share and a purchase warrant.

Off-balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

Related party transactions are measured at the estimated fair values of the services provided or goods received. Related party transactions not disclosed elsewhere in these financial consolidated statements are as follows:

a)	Key management personnel

The Company has identified its directors and certain senior officers of the Company, who have the authority and responsibility for planning, directing, and controlling the activities of the Company, as key management personnel. The remuneration of directors and officers for the years ended January 31, was as follows:

	2017	2016	2015

Salaries, bonuses, fees and benefits
Members of the Board of Directors	$72,019	$64,359	$62,835
Other members of key management	34,581	27,531	24,067

Share-based payments
Members of the Board of Directors	-	-	161,500
Other members of key management	-	-	34,000
	$106,600	$91,890	$282,402

b)	Other related party transactions

In the normal course of operations the Company transacts with companies with directors or officers in common.

At January 31, 2017 and January 31, 2016, the following amounts are payable to related parties:

	January 31, 2017	January 31, 2016
Directors	$88,500	$70,500
Oniva International Services Corp.	19,654	8,401
Sampson Engineering Inc.	918	1,212
Frobisher Securities Ltd.	-	4,200
Intermark Capital Corp.	5,250	-
	$114,322	$84,313

The amounts included above in (b) are unsecured, non-interest bearing with no fixed terms of repayment.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2017 Page 16

c)	Other related party transactions

The Company has a cost-sharing agreement to reimburse Oniva International Services Corp. (“Oniva”). The transactions with Oniva during the years are summarized below:

	2017	2016	2015
Salaries and benefits	$91,346	$72,747	$40,640
Office and miscellaneous	38,260	24,176	26,035
	$129,606	$96,923	$66,675

Salaries and benefits above includes $34,581 (2016 - $24,868) for key management personnel compensation that has been included in (a) above.

Proposed Transactions

The Company does not currently have any proposed transactions.

Critical Accounting Estimates

Significant areas requiring the use of management estimates include the recoverability of amounts receivable, the recoverable value of exploration and evaluation assets, the estimation of the useful lives of property and equipment, the recoverability and measurement of deferred income tax assets and liabilities, the provisions for estimated site restoration obligations, and the inputs used in accounting for share-based payments expense. While management believes that these estimates are reasonable, actual results could differ from those estimates, and could have a material impact to the results of operations and cash flows of the Company.

Application of new and revised accounting standards

IFRS 10 Consolidated Financial Statements

The amendments to IFRS 10 require a full gain or loss to be recognized when a transaction involves a business (whether it is housed in a subsidiary or not), while a partial gain or loss would be recognized when a transaction involves assets that do not constitute a business, even if the assets are housed in a subsidiary. The amendments have been adopted by the Company effective February 1, 2016 with no significant impact on its consolidated financial statements.

Accounting Standards and Amendments Issued But Not yet Effective

The Company has not early adopted any amendment, standard or interpretation that has been issued by the IASB but is not yet effective. The following accounting standards were issued but not yet effective as of January 31, 2017:

IFRS 15 – Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 – Construction Contracts, IAS 18 – Revenue, IFRIC 13 – Customer Loyalty Programmes, IFRIC 15 – Agreements for the Construction of Real Estate, IFRIC 18 – Transfers of Assets from Customers, and SIC 31 – Revenue – Barter Transactions Involving Advertising Services. IFRS 15 establishes a comprehensive five-step framework for the timing and measurement of revenue recognition. The standard is effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the impact the final standard may have on its consolidated financial statements.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2017 Page 17

IFRS 9 – Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments (“IFRS 9”) to replace IAS 39 – Financial Instruments: Recognition and Measurement in its entirety. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking ‘expected-loss’ impairment model, as well as a substantially reformed approach to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

The classification of financial assets and liabilities is expected to remain consistent under IFRS 9 with the possible exception of equity securities. Under IFRS 9, the Company will have the option to designate equity securities as financial assets at fair value through other comprehensive income. If the Company does not make this election, changes in the fair value of equity securities will continue to be recognized in profit or loss in accordance with the Company’s current policy.

The Company expects the above potential changes to be the only impacts, as the Company currently has no hedging arrangements. The above assessments were made based on an analysis of the Company’s financial assets and financial liabilities at March 31, 2017, on the basis of the facts and circumstances that existed at that date. As facts and circumstances may change during the period leading up to the initial date of application, the Company’s assessment of the potential impact is subject to change.

IFRS 7 Financial instruments: Disclosure

IFRS 7 was amended to require additional disclosures on transition from IAS 39 to IFRS 9. The standard is effective on adoption of IFRS 9, which is effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the impact this standard is expected to have on its consolidated financial statements.

IFRS 16 Leases

In January 2016, the IASB issued IFRS 16 – Leases (“IFRS 16”) which replaces IAS 17 – Leases and its associated interpretative guidance, and will be effective for accounting periods beginning on or after January 1, 2019. Early adoption is permitted, provided the Company has adopted IFRS 15. This standard sets out a new model for lease accounting. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2017 Page 18

Financial Instruments

The Company has classified its cash and cash equivalents as FVTPL. Marketable securities are classified as available for sale. Accounts payable and amounts due to related parties are classified as other liabilities. The fair values of the Company’s cash and cash equivalents, due to related parties, and accounts payable approximate their carrying values because of the short-term nature of these instruments.

The Company’s financial instruments are exposed to certain financial risks such as credit risk, liquidity risk, and market risk.

a)	Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s cash and cash equivalents is exposed to credit risk. The Company is not exposed to significant credit risk on amounts receivable (excluding GST).

The Company manages credit risk, in respect of cash, by maintaining the majority of cash at high credit rated Canadian financial institutions.

Concentration of credit risk exists with respect to the Company’s cash and cash equivalents and reclamation deposits as the majority of the amounts are held with a single Canadian and US financial institution. The Company’s concentration of credit risk, and maximum exposure thereto, is as follows:

	January 31, 2017	January 31, 2016

Cash held at major financial institutions
Canada – cash	$15,260	$199,934
US - cash	39,587	400,030

	54,847	599,964
Reclamation deposits held at major financial institutions	83,277	89,638

Total cash and reclamation deposits	$138,124	$689,602

b)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. The Company has cash at January 31, 2017 in the amount of $54,847 (2016 - $599,964) in order to meet short-term business requirements. At January 31, 2017, the Company had current liabilities of $191,245 (2016 - $148,637) and a working capital deficiency of $117,528 at January 31, 2017 (2016 – working capital of $470,078). Accounts payable have contractual maturities of approximately 30 days and are subject to normal trade terms. Amounts due to related parties are without stated terms of interest or repayment.

The Company will require significant cash funding to conduct its planned exploration programs, meet its administrative overhead costs, and maintain its mineral properties in 2017.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2017 Page 19

c)	Market risk

Market risk consists of interest rate risk, foreign currency risk, and other price risk. These are discussed further below.

Interest rate risk

Interest rate risk consists of two components:

(i)

To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii) To the extent that changes in prevailing market rates differ from the interest rate in the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

The Company is exposed to interest rate price risk with respect to reclamation deposits as they bear interest at market rates. However, given the stated rates of interest are fixed, the Company is not exposed to significant interest rate price risk as at January 31, 2017 and 2016.

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities are denominated in foreign currency.

The Company is exposed to foreign currency risk with respect to cash, other amounts receivable, reclamation bonds, and accounts payable, as a portion of these amounts are denominated in US dollars as follows:

	January 31, 2017		January 31, 2016

Cash	US$	30,424	US$	285,613
Other amounts receivable		181		149
Reclamation bonds		64,000		64,000
Accounts payable		(15,369)		(3,317)

Net exposure	US$	79,326	US$	346,445

Canadian dollar equivalent		$103,101		$485,231

Based on the net Canadian dollar denominated asset and liability exposures as at January 31, 2017, a 10% (2016 – 10%) fluctuation in the Canadian/US exchange rates will impact the Company’s net income and comprehensive income by approximately $10,310 (2016 - $48,523).

The Company manages foreign currency risk by minimizing the value of financial instruments denominated in foreign currency. The Company has not entered into any foreign currency contracts to mitigate this risk.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2017 Page 20

Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company is exposed to other price risk with respect to its investment securities, as they are carried at fair value based on quoted market prices.

The Company’s ability to raise capital to fund mineral resource exploration is subject to risks associated with fluctuations in mineral resource prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

d)	Classification of Financial instruments

IFRS 7 ‘Financial Instruments: Disclosures’ establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value on a recurring basis by level within the fair value hierarchy as at January 31, 2017:

	Level 1	Level 2	Level 3
Cash and cash equivalents	$54,847	$-	$-
Investments	133,195	-	-
	$188,042	$-	$-

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2017 Page 21

Outstanding Share Data

The Company had the following issued and outstanding share capital as at January 31, 2017 and May 31, 2017:

Common shares: 48,850,337 as of January 31, 2017 and May 31, 2017.

Stock options:

Expiry Date	Exercise Price Per Share	Number of Shares Remaining Subject to Options (January 31, 2017)	Number of Shares Remaining Subject to Options (May 31, 2017)
February 22, 2017	$0.400	800,000	-
October 12, 2017	$0.300	600,000	600,000
March 14, 2019	$0.240	1,245,000	1,245,000
October 6, 2020	$0.125	100,000	100,000
October 6, 2020	$0.150	100,000	100,000
October 6, 2020	$0.175	100,000	100,000
October 6, 2020	$0.200	100,000	100,000
October 6, 2020	$0.225	100,000	100,000
TOTAL:		3,145,000	2,345,000

Warrants:

Expiry Date	Exercise Price Per Share	Number of Underlying Shares (January 31, 2017)	Number of Underlying Shares (May 31, 2017)
September 10, 2017	$0.10	2,500,000	2,500,000
January 14, 2018	$0.10	1,500,000	1,500,000
July 17, 2018	$0.15	3,649,500	3,649,500
TOTAL:		7,649,500	7,649,500

Disclosure Controls and Procedures

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for evaluating the effectiveness of the Company’s disclosure controls and procedures, and have concluded, based on our evaluation, that they are effective as at January 31, 2017 to ensure that information required to be disclosed in reports filed or submitted under Canadian securities legislation is recorded, processed, summarized, and reported within the time period specified in those rules and regulations.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2017 Page 22

Internal Controls over Financial Reporting

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for designing internal controls over financial reporting, or causing them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB.

The Company assessed the design of the internal controls over financial reporting as at January 31, 2017 and concluded that there are material weaknesses in internal controls over financial reporting, which are as follows:

a)	Due to the limited number of staff resources, the Company believes there are instances where a lack of segregation of duties exist to provide effective controls; and

b)	Due to the limited number of staff resources, the Company may not have the necessary in-house knowledge to address complex accounting and tax issues that may arise.

The weaknesses and their related risks are not uncommon in a company the size of Coral because of limitations in size and number of staff. The Company believes it has taken steps to mitigate these risks by increasing additional accounting personnel, consulting outside advisors, and involving the Audit Committee and Board of Directors in reviews and consultations where necessary. However, these weaknesses in internal controls over financial reporting could result in a more than remote likelihood that a material misstatement would not be prevented or detected. The Company believes that it must take additional steps to further mitigate these risks by consulting outside advisors on a more regular and timely basis.

There have been no changes in the Company’s internal controls over financial reporting that occurred during the year ended January 31, 2017 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Approval

The Board of Directors of the Company has approved the disclosure contained in this MD&A.

Cautionary Statement

This MD&A is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of May 31, 2017. Except for historical information or statements of fact relating to the Company, this document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. These statements involve known and unknown risks, uncertainties, and other factor that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward-looking statements.